TORNET

03 SEP 10 AM 7:21

August 25, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



03029928

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/



Kristina Ringström



Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se



TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 2.8 million square metres and a book value of approximately SEK 19 billion. Nearly 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Interim Report January - June 2003

	2003:II	2002:II
Rental income, SEK m	**1 217**	1 125
Profit after tax, SEK m	**764**	369
Earnings per share, SEK	**28.84**	14.39
Operating profit, SEK m	**724**	670
Income from property sales net, SEK m	**244**	34
Income before tax, SEK m	**454**	277
Cash flow from operations, SEK m	**539**	372
Shareholders' equity per share, SEK	**208.70**	177.31
Occupancy ratio area, %	**88.9**	90.8
Occupancy ratio financial, %	**91.0**	93.8

Profit after tax
Profit after tax has increased by SEK 395 million to SEK 764 million (369). Profit after tax includes items affecting comparability of SEK 239 million net (34) including capital gains.

Sales and acquisitions
Thirty properties (26) have been sold for SEK 993 million (290) with a capital gain of SEK 244 million (34). The sales price is on a level with the assessed market value as at 31 December 2002. Three properties (141) have been acquired for SEK 1 004 million (5 467).

Repurchase of Tornet shares
Tornet has repurchased 441 684 shares, equivalent to 1.7 per cent of the shares issued, at an average price of SEK 155.06 in the first six months of 2003. After the end of the period, an additional 258 316 shares have been purchased.

Events after the end of the period
After the end of the period, JM has exercised its option of acquiring AB Vaxholmsbostäder, containing 30 properties. The sales price is on a level with Vaxholmsbostäder's assessed net worth as at 31 December 2002. The sale entails a capital gain of approximately SEK 108 million, which will be reported in the third quarter of 2003.



TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Stockholmsbörsen's best annual report

Tornet produce the stock exchange's best annual report, according to the journal Aktiespararen, after a comparison of the annual reports of listed companies from the shareholder point of view.

Tornet won hands down. Tornet's 2002 annual report was awarded 47 points out a possible total of 48. The nearest competitor had 43 points. It wasn't the first time that Tornet won. However, last time, in 1999, first place was shared with Medivir. Besides the two first places, Tornet has come second twice and third twice since listing.

Tornet' s managing director Sverker Lerheden is pleased about this success and the good reception that the annual report has had:

"It's the linchpin in our communication with shareholders and the market and is also an important tool for work within the company. We feel that we have a good message to communicate."

Tornet's annual report is a big production. The most recent report consisted of 132 pages including the cover. Aktiespararen considers the figures, text and graphics to be very well planned. Practically all the text and figures are produced internally while Solberg Kommunikation are responsible for layout and graphics.

"It requires teamwork, otherwise it wouldn't be possible, says information and IR manager Britt-Marie Einar.

At Tornet, six people at the information and accounting departments are involved in work with the annual report besides the managing director and the director of finance and chief financial officer. Tornet's annual report costs approximately SEK 3.5 million to produce. The print run is 10 000 Swedish copies and 1 000 English.

Danderyd, 14 August 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08